Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 6 DATED NOVEMBER 7, 2017

TO THE OFFERING CIRCULAR DATED AUGUST 23, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we”, “our”, “us” or the “Company”), dated August 23, 2017, as filed by us with the Securities and Exchange Commission (the “SEC”) on August 24, 2017 (the “Offering Circular”).  Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update our potential investments; and
•	Update the offering price for our common stock.

Potential Investments

The following information supplements the section of our Offering Circular captioned “Plan of Operation”:

Potential Investments

Brooklyn Portfolio – Brooklyn, New York

There is a reasonable probability that we may acquire a $3,000,000 joint-venture limited partnership equity investment (the “Equity Investment”) in connection with the refinancing of a portfolio of multifamily apartment buildings in Brooklyn, New York.  If we choose to acquire the Equity Investment, we will pay $3,000,000, which does not include an additional investment of $2,070,000 by Realty Mogul 97, LLC, an entity managed by one of our affiliates.  Together, these investments of $5,070,000 comprise approximately 57.6% of the total investment.  The sponsor intends to use part of the Equity Investment to refinance an existing investor, and the remaining capital will be used to capitalize tenant buy-outs and to continue to make renovations to the 112-unit multifamily apartment portfolio (collectively, the “Portfolio”).  As of October 2017, the Portfolio was 99.1% occupied.  The Portfolio properties are located within the New York-Jersey City metropolitan statistical area within the various Brooklyn neighborhoods, including Crown Heights, Bedford-Stuyvesant, Bushwick, Ditmas Park, and East Flatbush.

In connection with the Equity Investment, we have partnered with an experienced sponsor that specializes in, and has had a track record with, the acquisition and management of multifamily properties since 2010.  The sponsor currently holds approximately $700 million in assets under management, representing over 1,500 multifamily units.  Additionally, Realty Mogul, Co., and one of its wholly owned subsidiaries, RM Manager, LLC, have worked with this sponsor on  three other transactions in the past.

Offering Price for our Common Stock

The following information replaces footnote (1) on the cover page of our Offering Circular:

(1)

The price per share shown was arbitrarily determined by our board of directors and will apply until September 30, 2018.  Thereafter, our price per share will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter), and will equal the greater of (i) $10.00 per share or (ii) our net asset value, or NAV, per share (calculated as our NAV divided by the number of shares of our common stock outstanding as of the end of the prior fiscal quarter).  Investors will pay the most recent publicly announced offering price as of the date of their subscription.

The following information supersedes and replaces the first paragraph of page three from the cover page of the Offering Circular:

We are offering to the public up to $50,000,000 in shares of our common stock including any shares that may be sold pursuant to our distribution reinvestment plan.  We expect to offer shares of our common stock in this offering until the earlier of August 23, 2019, which is two years from the qualification date of this offering, or the date on which the maximum offering amount has been raised; provided however, that our board of directors may terminate this offering at any time or extend the offering.  If we decide to extend this offering beyond two years from the date of this offering circular, we will provide this information in an offering circular supplement; however, in no event will we extend this offering beyond 180 days after the third anniversary of the initial qualification date.  Until September 30, 2018, the offering price per share for our common stock will be $10.00 per share, an amount that was arbitrarily determined by our board of directors.  Thereafter, our price per share will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter), and will equal the greater of (i) $10.00 per share or (ii) our NAV per share (calculated as our NAV divided by the number of shares of our common stock outstanding as of the end of the prior fiscal quarter).  Investors will pay the most recent publicly announced offering price as of the date of their subscription.  Our website, www.realtymogul.com, will identify the current offering price per share as well as our NAV per share.  The shares of our common stock sold pursuant to our distribution reinvestment plan will be sold at different prices.  See “Description of Our Common Stock ─ Summary of Distribution Reinvestment Plan” for additional information.

The following information replaces the second paragraph of the section of our Offering Circular captioned “Offering Summary - The Offering”:

Our board of directors set our initial offering price at $10.00 per share, which will be the purchase price of our shares through September 30, 2018.  Thereafter, our price per share will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter), and will equal the greater of (i) $10.00 per share or (ii) our NAV per share (calculated as our NAV divided by the number of shares of our common stock outstanding as of the end of the prior fiscal quarter).  Investors will pay the most recent publicly announced offering price as of the date of their subscription.  Our website, www.realtymogul.com, will identify the current offering price per share as well as our NAV per share.  Any subscriptions that are submitted prior to our announcement of a new quarterly NAV per share and the new per share purchase price will be executed at the price per share in effect as of the date the subscription is submitted.  While this offering is ongoing, on or after October 1, 2018, we will file with the SEC on a quarterly basis an offering circular supplement disclosing the quarterly determination of our NAV per share that will be applicable for the following three-month period, which we refer to as the pricing supplement.  Additionally, we will identify the current per share purchase price on our website, www.realtymogul.com.

Our website will also contain this offering circular, including any supplements and amendments.  As long as this offering continues, we will disclose, on a quarterly basis, in an offering circular supplement filed with the SEC, the principal valuation components of our NAV.

The following risk factor supplements and is incorporated within the section of the Offering Circular captioned “Risk Factors – Risks Related to Our Shares and Investments in Real Estate”:

The offering price of our shares was not established on an independent basis; the actual value of your investment may be substantially less than what you pay.

Our board of directors established the offering price of $10.00 per share on an arbitrary basis, which will be the purchase price of our shares through September 30, 2018.  Thereafter, our price per share will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter), and will equal the greater of (i) $10.00 per share or (ii) our NAV per share (calculated as our NAV divided by the number of shares of our common stock outstanding as of the end of the prior fiscal quarter).  Accordingly, the offering price for our shares may not bear any relationship to our book or asset values or to any other established criteria for valuing shares, and may differ materially from our NAV per share.  Moreover, the offering price may not be indicative of the proceeds that you would receive upon liquidation and may be significantly more than the price at which the shares would trade if they were to be listed on an exchange or actively traded by broker-dealers.

After October 1, 2018, at the end of each fiscal quarter, our Manager’s internal accountants will calculate our NAV per share.  The methodology that will be employed by our Manager’s internal accountants is based upon estimates and assumptions about future events that may not be accurate or complete.  Therefore, actual values and results could differ from our these estimates and that difference could be significant.  This approach to valuing our shares may bear little relationship to, and will likely exceed, what you might receive for your shares if you tried to sell them or if we liquidated our portfolio.

The following information replaces the first paragraph of the section of our Offering Circular captioned “Estimated Use of Proceeds”:

The table below sets forth our estimated use of proceeds from this offering, assuming we sell in this offering: (i) $1,000,000 in shares of our common stock, the minimum offering amount and the amount we need to start operations, and (ii) $50,000,000 in shares of our common stock, the maximum offering amount including shares sold pursuant to our distribution reinvestment plan. Shares of our common stock will be offered at $10.00 per share through September 30, 2018. Thereafter, our price per share will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter), and will equal the greater of (i) $10.00 per share or (ii) our NAV per share (calculated as our NAV divided by the number of shares of our common stock outstanding as of the end of the prior fiscal quarter).  Investors will pay the most recent publicly announced offering price as of the date of their subscription. Our Sponsor previously acquired 10,000 shares of our common stock at a price equal to the initial public offering price in connection with our formation, for net proceeds to us of $100,000. We intend to use substantially all of the proceeds of this offering to invest in a diverse portfolio of preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States.

The following information supersedes and replaces the section of the Offering Circular captioned “Description of Our Common Stock — Quarterly NAV Share Price Adjustments”:

Our board of directors set our initial offering price at $10.00 per share, which will be the purchase price of our shares of common stock through September 30, 2018.  Thereafter, our price per share will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter), and will equal the greater of (i) $10.00 per share or (ii) our NAV per share (calculated as our NAV divided by the number of shares of our common stock outstanding as of the end of the prior fiscal quarter).  Investors will pay the most recent publicly announced offering price as of the date of their subscription.  Shares of our common stock sold pursuant to our distribution reinvestment plan will be sold at different prices.  See “Description of Our Common Stock ─ Summary of Distribution Reinvestment Plan” for additional information.

While this offering is ongoing, after October 1, 2018, we will file with the SEC on a quarterly basis an offering circular supplement disclosing the quarterly determination of our NAV per share and the offering price per share that will be applicable for the following three-month period, which we refer to as the pricing supplement.  Additionally, we will identify the current offering price per share as well as our NAV per share on our website, www.realtymogul.com.  Our website will also contain this offering circular, including any supplements and amendments.  As long as this offering continues, we will disclose, on a quarterly basis in an offering circular supplement filed with the SEC, the principal valuation components of our NAV.  We will use commercially reasonable efforts to monitor whether a material event occurs in between quarterly updates of NAV that we reasonably believe would cause our NAV per share to change by 5% or more from the last disclosed NAV per share.  While this offering is ongoing, if we reasonably believe that such a material event has occurred, we will calculate and disclose the updated NAV per share and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV per share information provided on our website.  We will also use that updated NAV per share to determine whether to change the offering price for new shares of the remainder of the fiscal quarter.

Any subscriptions that we receive prior to our announcement of a new offering price per share will be executed at the price per share in effect on the date the subscription is submitted.  Thus, even if settlement occurs following the announcement of a new offering price per share, the purchase price for the shares will be the price in effect at the time the subscription was submitted.